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                                                                 EXHIBIT 8.1

                         [LETTERHEAD OF ARTER & HADDEN LLP]

                                   January __, 1998

                                                                 66944/66608




American Family Holdings, Inc.
4220 Von Karman Avenue,
Suite 110
Newport Beach, California 92660

     Re:  ISSUANCE OF SHARES IN ACQUISITION

Gentlemen:

     You have requested our opinion as to certain Federal income tax consequences with respect to the Acquisition described in that certain Prospectus contained in Registration Statements (File Nos. 333-37161 and 333-_____) to which this opinion letter is attached as Exhibit 8.1. In formulating our opinion, we have examined and have relied upon (i) the Prospectus and the correctness of all statements, representations and information set forth therein, and (ii) the correctness of other documents, statements, representations and information that the Company and its representatives have furnished to us. Capitalized words in this opinion have the meanings set forth in the Prospectus.

     For the reasons set forth in the portion of the Prospectus entitled "Federal Income Tax Consequences," we are unable to opine that the Acquisition will qualify under Section 351 of the Internal Revenue Code of 1986, as amended. However, if Investors who acquire 80% or more of the Shares are not subject to the step transaction doctrine discussed therein, we are of the opinion that the Acquisition will qualify under Section 351, with the resulting Federal income tax consequences as summarized therein. Conversely, if Investors who are not subject to the step transaction doctrine acquire less than 80% of the Shares, we are of the opinion that the Acquisition will not qualify under Section 351, with the resulting Federal income tax consequences as summarized therein.

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American Family Holdings, Inc.
January ___, 1998
Page 2



     We are also of the opinion that the discussion in "Federal Income Tax Consequences" fully and fairly addresses all material Federal income tax issues relating to the Acquisition which involve the reasonable possibility of a challenge by the Service.

     Our opinion (i) is subject to the qualifications and assumptions set forth herein and in the "Federal Income Tax Consequences" discussion, (ii) is rendered solely for your information and assistance in connection with the Acquisition, and may not be relied upon by any other person or for any other purpose, or quoted in whole or in part, or otherwise referred to, in any document (other than the Prospectus) without our prior written consent, and
(iii) are dated as set forth above, and we undertake no, and hereby disclaim any, obligation to advise you of any changes in the current laws and regulations or any new developments which might affect matters set forth in "Federal Income Tax Consequences" subsequent to the date hereof. We consent to the use of this opinion as an exhibit to the Registration Statement. We bring to your attention the fact that our legal opinion is our expression of professional judgment and is not a guarantee of a result.

     We consent to the use of this opinion as an exhibit to the Registration Statements and to the use of our name under the headings "Federal Income Tax Consequences" and "Legal Matters" in the Preliminary Prospectus forming a part of the Registration Statements.

                                   Very truly yours,


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